EXHIBIT 99.1


                                [GRAPHIC OMITTED]
                             FRESENIUS MEDICAL CARE

Investor News                              Fresenius Medical Care AG & Co. KGaA
                                           Investor Relations
                                           Else-Kroner-Str. 1
                                           D-61352 Bad Homburg


Contact:                                       Contact:
Oliver Maier                                   Heinz Schmidt
Sr V.P. Investor Relations & Communications    Vice President Investor Relations
Phone:    + 49 6172 609 2601                   Phone:    +  1 781 402 4518
Fax       + 49 6172 609 2301                   Fax:      +  1 781 402 9741
E-mail:   ir@fmc-ag.com                        E-mail:   ir@fmc-ag.com
Internet: http://www.fmc-ag.com                          -------------
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                                               February 28, 2006


   Fresenius Medical Care North America Announces New Pricing for the Tender Offer and Consent Solicitation for the 9% Senior Subordinated Notes due 2011 of
                             Renal Care Group, Inc.

      Lexington, Massachusetts (February 28, 2006) -- Fresenius Medical Care North America announced today that Florence Acquisition, Inc. ("Florence"), an indirect subsidiary of Fresenius Medical Care AG & Co. KGaA (Frankfurt Stock
Exchange: FME, FME3) (NYSE: FMS, FMS-p) ("FMC KGaA"), has determined the new pricing of its previously announced offer to purchase and consent solicitation for any and all of the outstanding $159,685,000 principal amount of 9% Senior Subordinated Notes due 2011(the "Notes") of Renal Care Group, Inc. The tender offer has been made in connection with the pending acquisition of Renal Care Group, Inc. and its subsidiaries by FMC KGaA (the "Merger") and conditioned upon, among other things, satisfaction of the closing conditions to the Merger. However, consummation of the tender offer is not a condition to the closing of the Merger.

      On February 27, 2006, FMC KGaA announced that Florence was extending the tender offer expiration date to March 14, 2006. Pursuant to the terms of the tender offer, as a result of the extension of the expiration date, the total consideration will be calculated using a new price determination date of February 28, 2006, which is the tenth business day preceding the scheduled expiration date.

      As previously announced, the total consideration to be paid for validly tendered and accepted Notes will be the present value of future cash flows up to and including November 1, 2007, based on the assumption that the Notes will be redeemed at a price of $1,045 per $1,000 principal amount of Notes on such date, discounted at a rate equal to 50 basis points over the yield to maturity on the 4.25% U.S. Treasury Note due October 31, 2007 (the "Reference Security"). The yield to maturity on the Reference Security as of 10:00 a.m., New York City time, February 28, 2006, was 4.740%.

      Based on an assumed payment date of March 15, 2006, the total consideration to be paid for each $1,000 principal amount of tendered and accepted Notes would be $1,099.20, of which $30.00 is a consent payment payable only to holders who had validly tendered and not withdrawn their Notes and delivered consents by 5:00 p.m., New York City time, on December 13, 2005. In addition, Holders who validly tender and do not withdraw their Notes in the tender offer will receive accrued and unpaid interest from the last interest date up to, but not including, the date payment is made for the Notes.

      The tender offer will expire at 5:00 p.m., New York City time, on March 14, 2006, unless extended or earlier terminated. If the expiration date is further extended for more than ten business days following the previously scheduled expiration date, new pricing terms for the Reference Security will be determined. Information regarding the pricing, tender and delivery procedures and conditions to the tender offer and consent solicitation relating to the Notes are contained in the Offer to Purchase and Consent Solicitation Statement, dated November 30, 2005.

      Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC) is acting as Dealer Manager for the tender offer and as Solicitation Agent for the consent solicitation and can be contacted at (212) 538-0652 (collect) or (800) 820-1653 (toll free). Morrow & Co., Inc. is the Information Agent and can be contacted at (203) 658-9400 (collect) or (800) 607-0088 (toll free). Questions about the tender offer and consent solicitation may be directed to the Dealer Manager, and requests for copies of the related documents may be directed to the Information Agent.

      This release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent of any Notes. The tender offer and the consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement, dated November 30, 2005.

      Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products, such as hemodialysis machines, dialyzers and related disposable products.

      This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statement due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forwarding-looking statements in this release.

Contact:
Fresenius Medical Care AG & Co. KGaA
Oliver Maier, + 49 6172 609 2601
Fax: + 49 6172 609 2301
ir-fms@fmc-ag.com
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or
North America:
Heinz Schmidt, 781-402-9000 Ext.: 4518
Fax: 781-402-9741
ir-fmcna@fmc-ag.com
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